UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NGM Biopharmaceuticals, Inc.

File No. 333-227608 - CF#36693

NGM Biopharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 28, 2018, as amended.

Based on representations by NGM Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.14	through August 10, 2028
Exhibit 10.15	through August 10, 2028
Exhibit 10.17	through September 28, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary